UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For January 2021

Commission File No. 001-36848

Check-Cap Ltd.
_____________________________________________________________________________________________

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K and the paragraphs titled “U.S. Pivotal Study”, “Manufacturing”, “Cash balance”, “Patents” and “COVID-19”  in the press release attached to this Form 6-K are being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On January 27, 2021, Check-Cap Ltd. (the “Company”) issued a press release entitled “Check-Cap Issues Letter to Shareholders”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on January 26, 2021, the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market, LLC notified the Company that it has determined that from January 4 to 25, 2021, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the requirement for its ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

Exhibit

Exhibit No.	Description

99.1	Press Release dated January 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: January 27, 2021		Title: Chief Executive Officer